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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                FIBERSTARS, INC.
                             ----------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                        --------------------------------
                         (Title of Class of Securities)

                                 315662  10  6
                             ----------------------
                                 (CUSIP Number)

                  Gerald W. Cowden, Esq., 1414 Terminal Tower,
                     Cleveland, Ohio 44113; (216) 241-2880
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

     July 30, 1997       (Date of Event which Requires Filing of this Statement)
-------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-----------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

-----------------------
  CUSIP NO. 315662106                                  PAGE  2  OF  11  PAGES
-----------------------

------------ ------------------------------------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
             Advanced Lighting Technologies, Inc.
------------ ------------------------------------------------------------------------------------------------------------

    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (a)  [ ]
                                                                                          (b)  [ ]


------------ ------------------------------------------------------------------------------------------------------------

    3        SEC USE ONLY

------------ ------------------------------------------------------------------------------------------------------------

    4        SOURCE OF FUNDS
             00
------------ ------------------------------------------------------------------------------------------------------------

    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e) [ ]


------------ ------------------------------------------------------------------------------------------------------------

    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Ohio

------------ ------------------------------------------------------------------------------------------------------------

                                                    7     SOLE VOTING POWER
                  NUMBER OF                                     669,411
                   SHARES                       --------- ---------------------------------------------------------------
         BENEFICIALLY OWNED BY EACH                 8     SHARED VOTING POWER
                  REPORTING                                          0
                   PERSON                       --------- ---------------------------------------------------------------
                    WITH                            9     SOLE DISPOSITIVE POWER
                                                                 669,411
                                                --------- ---------------------------------------------------------------
                                                   10     SHARED DISPOSITIVE POWER
                                                                     0
------------ ------------------------------------------------------------------------------------------------------------

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               669,411

------------ ------------------------------------------------------------------------------------------------------------

   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                           [ ]

------------ ------------------------------------------------------------------------------------------------------------

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               19.6%
------------ ------------------------------------------------------------------------------------------------------------

   14        TYPE OF REPORTING PERSON
              CO
------------ ------------------------------------------------------------------------------------------------------------


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                                                                    PAGE 3 OF 11


                                  SCHEDULE 13D

ITEM              1.       SECURITY AND ISSUER

                  The class of securities to which this statement relates is Common Stock, no par value (the "Common Stock"). The name and address of the principal executive office of the issuer is Fiberstars, Inc., 2883 Bayview Drive, Fremont, California 94538.

ITEM 2.  IDENTITY AND BACKGROUND

               (a)-(c) The name of the entity filing this statement is Advanced Lighting Technologies, Inc., an Ohio corporation ("ADLT").

                           The address of ADLT's principal business and its principal office is 2307 East Aurora Road, Suite One, Twinsburg, Ohio 44087.

                           The principal business of ADLT is the design, manufacture and marketing of metal halide lighting products.

                 (d)       None

                 (e)       None

                 (f)       Not applicable


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                                                                    PAGE 4 OF 11

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The purchase price of $2,835,000 was paid for 630,111 shares and has been obtained from a portion of net proceeds from ADLT's public offering of its common stock in July, 1997.

ITEM 4.  PURPOSE OF TRANSACTION

          The purpose of the acquisition of the Common Stock is to make an investment in Fiberstars and to obtain a representative on it's Board of Directors. While ADLT has no current intent to acquire additional Common Stock of Fiberstars, it may do so at a later date. Any acquisition resulting in ADLT's beneficially owning more than 30% of the voting power of Fiberstars, however, would require the consent of Fiberstars' uninterested directors. Also, ADLT may not, pursuant to the Investors Agreement, dispose of the beneficial ownership or voting control of the Fiberstars Common Stock except under certain conditions. See description of Investor Agreement in Item 6.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                 (a) ADLT beneficially owns 669,411 shares of Common Stock. This represents approximately 19.6% of the Common Stock outstanding as of March 31, 1997.

                 (b) ADLT has the sole power to vote and dispose of 669,411 shares of Common Stock. However, pursuant to the Investor Agreement described in Item 6, ADLT has agreed to vote its 669,411 shares of Common Stock with management on all matters (other than election of directors) only in the same proportion as the remaining shareholders vote. Also, pursuant to this Agreement, ADLT's power to dispose of these shares is restricted.

                 (c)        None.

                 (d)        None.

                 (e)        None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         ADLT and Fiberstars have entered into an Investor Agreement dated as of July 30, 1997 providing for, among other things:

                  (a) A standstill agreement whereby ADLT will not, without the consent of Fiberstars' uninterested Directors, obtain more than 30% of the voting power of Fiberstars;
                  (b) ADLT's agreement not to solicit proxies with respect to the election or removal of any Fiberstars' Directors;
                  (c) ADLT's agreement not to deposit its Fiberstars Common Stock in a voting trust or to join a group or otherwise act in concert with a third person for the purpose of acquiring, holding, voting or disposing of the Fiberstars Common Stock.
                  (d) ADLT's agreement to notify Fiberstars' management if it plans to acquire or dispose of Fiberstars Common Stock;
                  (e) ADLT's agreement to vote with management on all matters (other than the election of directors) only in the same proportion as the remaining shareholders vote;
                  (f) Appointment of one person nominated by ADLT to Fiberstars' Board;
                  (g) Restrictions on ADLT's ability to dispose of the Common Stock;
                  (h)      Antidilution rights to ADLT; and
                  (i)      Assignment of registration rights to ADLT.


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                                                                    PAGE 5 OF 11

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS


         (a)      Investor Agreement dated as of July 30, 1997


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                                                                    PAGE 6 OF 11


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D statement is true, complete and correct.

                               ADVANCED LIGHTING TECHNOLOGIES, INC.

July 30, 1997                  By: /s/ WAYNE R. HELLMAN
---------------------------       ---------------------------------------------
           (Date)                       (Signature)



                                    Wayne R. Hellman, Chief Executive Officer